Byrna Technologies Inc. S-1

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in this Registration Statement of Byrna Technologies Inc. on Form S-1 (No. 333- ) to be filed on or about June 1, 2021 of our report dated February 26, 2021 (except for the fourth paragraph of Note 24, as to which the date is June 1, 2021), on our audit of the consolidated financial statements as of November 30, 2020 and for the year then ended. Our report includes an explanatory paragraph that refers to a change in the method of accounting for leases due to the adoption of Accounting Standards Update 2016-02, “Leases” (Topic 842), as amended. We also consent to the reference to our firm under the caption “Experts” in this Registration Statement.

/s/ EISNERAMPER LLP

EISNERAMPER LLP

New York, New York

June 1, 2021